UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 14, 2022

MedTech Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39813	85-3009869
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

48 Maple Avenue, Greenwich, CT	06830
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (908) 391-1288

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one Redeemable Warrant	MTACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	MTAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	MTACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On November 11, 2022, MedTech Acquisition Corporation, a Delaware corporation (“MTAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MTAC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of MTAC (“Merger Sub”), and TriSalus Life Sciences, Inc., a Delaware corporation (“TriSalus”), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into TriSalus (the “Merger”), with TriSalus surviving the Merger as a wholly owned subsidiary of MTAC, and with TriSalus’s equity holders receiving shares of MTAC common stock (the transactions contemplated by the Merger Agreement and the related ancillary agreements, the “Business Combination”). Upon consummation of the Business Combination, MTAC will be renamed “TriSalus Life Sciences, Inc.”

Furnished as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7, Exhibit 99.8, Exhibit 99.9, Exhibit 99.10, Exhibit 99.11, and Exhibit 99.12 (collectively, the “Exhibits”) hereto and incorporated herein by reference are certain communications by MTAC and TriSalus, including communications by TriSalus with its employees and certain of its customers, suppliers and business partners, in connection with the Business Combination.

The information in this Item 7.01, including the Exhibits, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of MTAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including the Exhibits.

Changes and Additional Information in Connection with SEC Filing

MTAC intends to file a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/prospectus of MTAC, that will be both the proxy statement to be distributed to holders of MTAC’s common stock in connection with its solicitation of proxies for the vote by MTAC’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the U.S. Securities and Exchange Commission (the “SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of MTAC’s stockholders to be held to approve the Business Combination and other matters (the “Special Meeting”). MTAC may also file other documents with the SEC regarding the Business Combination. MTAC stockholders and other interested persons are advised to read, when available, the Registration Statement, including the proxy statement/prospectus contained therein, as well as any amendments or supplements thereto, because they will contain important information about the Business Combination. When available, the definitive proxy statement /prospectus will be mailed to MTAC stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting.

The financial information and data contained in this Current Report on Form 8-K is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement to be filed by MTAC with the SEC, and such differences may be material. In particular, all TriSalus financial information included herein is preliminary and subject to risks and uncertainties. Any variation between TriSalus’s actual results and the financial information included herein may be material.

Participation in Solicitation

MTAC and TriSalus and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of MTAC’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of MTAC’s directors and officers in MTAC’s filings with the SEC, including MTAC’s registration statement on Form S-1, which was originally filed with the SEC on November 30, 2020, as amended, and MTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 2, 2022 (the “2021 Form 10-K”). To the extent that holdings of MTAC’s securities have changed from the amounts reported in MTAC’s 2021 Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from MTAC’s stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus forming a part of the Registration Statement. Investors and security holders of MTAC and TriSalus are urged to carefully read in their entirety the proxy statement/prospectus and other relevant documents that will be filed with the SEC, when they become available, because they will contain important information about the Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about MTAC and TriSalus through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by MTAC can be obtained free of charge by directing a written request to MedTech Acquisition Corporation at 48 Maple Avenue, Greenwich, CT 06830.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the United States federal securities laws regarding MTAC’s or TriSalus’s expectations, hopes, beliefs, assumptions, intentions or strategies regarding the future including, without limitation, statements regarding: (i) the size and growth potential of the markets for TriSalus’s products and TriSalus’s ability to serve those markets, (ii) the degree of market acceptance and adoption of TriSalus’s products, (iii) TriSalus’s ability to compete with other companies, (iv) expectations for topline data and regulatory approval, (v) the implied upside and implied valuation of TriSalus, (vi) TriSalus's value and projected financial results, and (vii) the potential results and benefits of the Business Combination, the amount of cash to be delivered at closing from MTAC’s trust account and any additional financing in connection with the Business Combination, and stockholder value. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “will” and similar expressions or the negative or other variations of such statements. These statements are predictions, projections and other statements about future events that are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of MTAC’s and TriSalus’s respective managements and are not predictions of actual performance and, as a result, are subject to risks and uncertainties.

Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of MTAC’s securities; (ii) the risk that the Business Combination may not be completed by MTAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of MTAC, the satisfaction of the minimum cash amount following any redemptions by MTAC’s public stockholders, and the receipt of certain governmental and regulatory approvals, including reimbursement approval; (iv) the lack of a third-party valuation in determining whether or not to pursue the Business Combination; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the Business Combination, (vii) the effect of the announcement or pendency of the Business Combination on TriSalus’s business relationships, operating results and business generally; (viii) risks that the Business Combination disrupts current plans and operations of TriSalus; (ix) the outcome of any legal proceedings that may be instituted against TriSalus or MTAC related to the Merger Agreement or the Business Combination; (x) the ability to maintain the listing of MTAC’s securities on the Nasdaq; (xi) changes in business, market, financial, political and legal conditions; (xii) unfavorable changes in the reimbursement environment for TriSalus’s products; (xiii) TriSalus’s product candidates not achieving success in preclinical or clinical trials or not being able to obtain regulatory approval, either on a timely basis or at all or subject to any conditions that negatively impact TriSalus’s ability to commercialize the applicable product candidates; (xiv) TriSalus being unable to continue to grow TriNav sales; (xv) the size of the addressable markets for TriNav and TriSalus’s product candidates, if successfully developed and approved by the applicable regulatory authorities, being less than TriSalus estimates; (xvi) TriSalus’s ability to successfully commercialize any product candidates that it successfully develops and that are approved by applicable regulatory authorities; (xvii) TriSalus’s ability to continue to fund preclinical and clinical trials for its product candidates; (xviii) TriSalus’s ability to partner with other companies; (xix) future economic and market conditions; the development, effects and enforcement of laws and regulations affecting TriSalus's business or industry; (xx) TriSalus’s ability to manage future growth; (xxi) TriSalus’s ability to maintain and grow its market share; (xxii) the effects of competition on TriSalus’s business; (xxiii) the ability of MTAC or the combined company to raise additional financing in connection with the Business Combination or to finance its operations in the future; (xxiv) the ability to implement business plans, forecasts and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; (xxv) costs related to the Business Combination; and (xxvi) the failure to realize the anticipated benefits of the Business Combination or to realize estimated pro forma results and the underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exclusive.

You should carefully consider the foregoing factors and other risks and uncertainties described in the “Risk Factors” section of MTAC’s 2021 Form 10-K, the preliminary proxy statement/prospectus on Form S-4 relating to the Business Combination, which is expected to be filed by MTAC with the SEC and other documents filed by MTAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of MTAC, TriSalus, or any of their respective representatives assume any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of MTAC, TriSalus, or any of their respective representatives gives any assurance that either MTAC or TriSalus will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Investor Transcript.
99.2	Infographic.
99.3	Investor Email from Sean.
99.4	Social Media Posts.
99.5	Employee Letter.
99.6	Employee Q&A.
99.7	Town Hall Slides.
99.8	Customer Letter.
99.9	Customer Talking Points and Q&A.
99.10	Supplier and Business Partner Letter.
99.11	Supplier and Business Partner Talking Points and Q&A.
99.12	Government Officer and Regulator Talking Points.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MedTech Acquisition Corporation

Dated: November 14, 2022	By:	/s/ Christopher C. Dewey
		Name:	Christopher C. Dewey
		Title:	Chief Executive Officer